SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                            (Amendment No. _______)1

                             World Diagnostics Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of Class of Securities)

                                   98145B 10 5
                                  -------------
                                 (CUSIP Number)

                                December 1, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)
         [ x ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)

---------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98145B 10 5                 13G                      Page 2 of 4 Pages

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Edward S. Gutman

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [    ]
                                                               (b)  [    ]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

       NUMBER OF        5.     SOLE VOTING POWER
        SHARES
     BENEFICIALLY              450,000
       OWNED BY
         EACH
       REPORTING
      PERSON WITH

       6.               SHARED VOTING POWER
                        150,000

       7.               SOLE DISPOSITIVE POWER
                        450,000

       8.               SHARED DISPOSITIVE POWER
                        150,000

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       450,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                          [ X ]
       See Item 4(a) for explanation.

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.20%

12.    TYPE OF REPORTING PERSON*
       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).    Name of Issuer:
         World Diagnostics Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
         16250 N.W. 59th Avenue
         Miami Lakes, Florida 33014

Item 2(a).    Name of Person Filing:
         Edward S. Gutman

Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Spear, Leeds & Kellogg
         120 Broadway
         New York, NY 10271

Item 2(c).  Citizenship:
         U.S.A.

Item 2(d).  Title of Class of Securities:
         Common Stock

Item 2(e).    CUSIP Number:
         98145B 10 5

Item 4.       Ownership.
         (a)  Amount beneficially owned:  450,000 shares.

              The 450,000 shares of common stock include (i) 100,000 shares and 200,000 shares issuable upon exercise of Class A Warrants and Class B Warrants of the Issuer owned by Mr. Gutman and (ii) 50,000 shares and 100,000 shares issuable upon exercise of Class A Warrants and Class B Warrants of the Issuer owned by the Gutman Family Foundation, of which Mr. Gutman is the President and a director. Mr. Gutman disclaims beneficial ownership of the additional 50,000 shares and 100,000 shares issuable upon exercise of Class A Warrants and Class B Warrants of the Issuer owned by The HRG Trust, of which Mr. Gutman is a trustee. All Class A Warrants and Class B Warrants are presently exercisable.

         (b)  Percent of class: 6.20%

         (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote 450,000
                  (ii)  Shared power to vote or to direct the vote 150,000
                  (iii) Sole power to dispose or to direct the disposition of
                        450,000
                  (iv) Shared power to dispose or to direct the disposition of 150,000

Item 10.      Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           5/3/01
                                                           (Date)

                                                   /s/ Edward S. Gutman
                                                   --------------------
                                                       (Signature)

                                                      Edward S. Gutman
                                                      ----------------
                                                        (Name/Title)